UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

AIRBNB, INC.

(Name of issuer)

Class A Common Stock, $0.0001 par value per share

(Title of class of securities)

009066101

(CUSIP number)

December 31, 2020

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 009066101	Page 2 of 15 Pages

(1)	Names of reporting persons Greylock XIII Limited Partnership
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 20,662,872 (1)(2)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 20,662,872 (1)(2)

(9)	Aggregate amount beneficially owned by each reporting person 20,662,872 (1)(2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 16.62% (2)(3)(4)
(12)	Type of reporting person (see instructions) PN

(1)	Represents 20,662,872 shares of Class B Common Stock held directly by Greylock XIII Limited Partnership.
(2)

Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and has no expiration date. In addition, each share of Class B Common Stock will convert automatically into Class A Common Stock on the same basis upon the earlier of: (i) any transfer, whether or not for value, except for certain transfers to “Permitted Transferees” as defined in the issuer’s amended and restated certificate of incorporation in effect as of the date hereof, (ii) the affirmative vote of the holders of Class B Common Stock representing at least 80% of the outstanding shares of Class B Common Stock, or (iii) December 14, 2040. Each share of Class B Common Stock is entitled to 20 votes per share, whereas each share of Class A Common Stock is entitled to one vote per share. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights.

(3)

The percent of class was calculated based on 103,682,548 shares of Class A Common Stock outstanding (as reported in the issuer’s prospectus filed pursuant to Rule 424(b)(4) with the SEC on December 11, 2020, which gives effect to the additional 5,000,000 shares of Class A Common Stock issued and sold by the issuer to the underwriters pursuant to the underwriters’ overallotment option).

(4)

Based on the aggregate number of shares of Class B Common Stock beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. The percentage reported does not reflect the twenty for one voting power of the Class B Common Stock. The 20,662,872 shares of Class B Common Stock held by Greylock XIII Limited Partnership represents 4.18% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock, based on (i) 103,682,548 shares of Class A Common Stock and (ii) 489,565,703 shares of Class B Common Stock outstanding (as reported in the issuer’s prospectus filed pursuant to Rule 424(b)(4) with the SEC on December 11, 2020, which gives effect to the additional 5,000,000 shares of Class A Common Stock issued and sold by the issuer to the underwriters pursuant to the underwriters’ overallotment option).

SCHEDULE 13G

CUSIP No. 009066101	Page 3 of 15 Pages

(1)	Names of reporting persons Greylock XIII-A Limited Partnership
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 1,860,264 (1)(2)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 1,860,264 (1)(2)

(9)	Aggregate amount beneficially owned by each reporting person 1,860,264 (1)(2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 1.76% (2)(3)(4)
(12)	Type of reporting person (see instructions) PN

(1)	Represents 1,860,264 shares of Class B Common Stock held directly by Greylock XIII-A Limited Partnership.
(2)

Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and has no expiration date. In addition, each share of Class B Common Stock will convert automatically into Class A Common Stock on the same basis upon the earlier of: (i) any transfer, whether or not for value, except for certain transfers to “Permitted Transferees” as defined in the issuer’s amended and restated certificate of incorporation in effect as of the date hereof, (ii) the affirmative vote of the holders of Class B Common Stock representing at least 80% of the outstanding shares of Class B Common Stock, or (iii) December 14, 2040. Each share of Class B Common Stock is entitled to 20 votes per share, whereas each share of Class A Common Stock is entitled to one vote per share. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights.

(3)

The percent of class was calculated based on 103,682,548 shares of Class A Common Stock outstanding (as reported in the issuer’s prospectus filed pursuant to Rule 424(b)(4) with the SEC on December 11, 2020, which gives effect to the additional 5,000,000 shares of Class A Common Stock issued and sold by the issuer to the underwriters pursuant to the underwriters’ overallotment option).

(4)

Based on the aggregate number of shares of Class B Common Stock beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. The percentage reported does not reflect the twenty for one voting power of the Class B Common Stock. The 1,860,264 shares of Class B Common Stock held by Greylock XIII-A Limited Partnership represents 0.38% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock, based on (i) 103,682,548 shares of Class A Common Stock and (ii) 489,565,703 shares of Class B Common Stock outstanding (as reported in the issuer’s prospectus filed pursuant to Rule 424(b)(4) with the SEC on December 11, 2020, which gives effect to the additional 5,000,000 shares of Class A Common Stock issued and sold by the issuer to the underwriters pursuant to the underwriters’ overallotment option).

SCHEDULE 13G

CUSIP No. 009066101	Page 4 of 15 Pages

(1)	Names of reporting persons Greylock XIII GP LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 22,523,136 (1)(2)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 22,523,136 (1)(2)

(9)	Aggregate amount beneficially owned by each reporting person 22,523,136 (1)(2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 17.85% (2)(3)(4)
(12)	Type of reporting person (see instructions) PN

(1)

Represents 20,662,872 shares of Class B Common Stock held directly by Greylock XIII Limited Partnership and 1,860,264 shares of Class B Common Stock held directly by Greylock XIII-A Limited Partnership. Greylock XIII GP LLC is the general partner of Greylock XIII Limited Partnership and Greylock XIII-A Limited Partnership, and may be deemed to beneficially own the shares of stock held directly by Greylock XIII Limited Partnership and Greylock XIII-A Limited Partnership.

(2)

Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and has no expiration date. In addition, each share of Class B Common Stock will convert automatically into Class A Common Stock on the same basis upon the earlier of: (i) any transfer, whether or not for value, except for certain transfers to “Permitted Transferees” as defined in the issuer’s amended and restated certificate of incorporation in effect as of the date hereof, (ii) the affirmative vote of the holders of Class B Common Stock representing at least 80% of the outstanding shares of Class B Common Stock, or (iii) December 14, 2040. Each share of Class B Common Stock is entitled to 20 votes per share, whereas each share of Class A Common Stock is entitled to one vote per share. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights.

(3)

The percent of class was calculated based on 103,682,548 shares of Class A Common Stock outstanding (as reported in the issuer’s prospectus filed pursuant to Rule 424(b)(4) with the SEC on December 11, 2020, which gives effect to the additional 5,000,000 shares of Class A Common Stock issued and sold by the issuer to the underwriters pursuant to the underwriters’ overallotment option).

(4)

Based on the aggregate number of shares of Class B Common Stock beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. The percentage reported does not reflect the twenty for one voting power of the Class B Common Stock. The 22,523,136 shares of Class B Common Stock held by Greylock XIII Limited Partnership and 1,860,264 shares of Class B Common Stock held by Greylock XIII-A Limited Partnership represents 4.55% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock, based on (i) 103,682,548 shares of Class A Common Stock and (ii) 489,565,703 shares of Class B Common Stock outstanding (as reported in the issuer’s prospectus filed pursuant to Rule 424(b)(4) with the SEC on December 11, 2020, which gives effect to the additional 5,000,000 shares of Class A Common Stock issued and sold by the issuer to the underwriters pursuant to the underwriters’ overallotment option).

SCHEDULE 13G

CUSIP No. 009066101	Page 5 of 15 Pages

(1)	Names of reporting persons William W. Helman
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 22,523,136 (1)(2)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 22,523,136 (1)(2)

(9)	Aggregate amount beneficially owned by each reporting person 22,523,136 (1)(2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 17.85% (2)(3)(4)
(12)	Type of reporting person (see instructions) IN

(1)

Represents 20,662,872 shares of Class B Common Stock held directly by Greylock XIII Limited Partnership and 1,860,264 shares of Class B Common Stock held directly by Greylock XIII-A Limited Partnership. Greylock XIII GP LLC is the general partner of Greylock XIII Limited Partnership and Greylock XIII-A Limited Partnership, and may be deemed to beneficially own the shares of stock held directly by Greylock XIII Limited Partnership and Greylock XIII-A Limited Partnership. Mr. Helman, as a managing member of Greylock XIII GP LLC, may be deemed to beneficially own the shares of stock held directly by Greylock XIII Limited Partnership and Greylock XIII-A Limited Partnership.

(2)

Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and has no expiration date. In addition, each share of Class B Common Stock will convert automatically into Class A Common Stock on the same basis upon the earlier of: (i) any transfer, whether or not for value, except for certain transfers to “Permitted Transferees” as defined in the issuer’s amended and restated certificate of incorporation in effect as of the date hereof, (ii) the affirmative vote of the holders of Class B Common Stock representing at least 80% of the outstanding shares of Class B Common Stock, or (iii) December 14, 2040. Each share of Class B Common Stock is entitled to 20 votes per share, whereas each share of Class A Common Stock is entitled to one vote per share. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights.

(3)

The percent of class was calculated based on 103,682,548 shares of Class A Common Stock outstanding (as reported in the issuer’s prospectus filed pursuant to Rule 424(b)(4) with the SEC on December 11, 2020, which gives effect to the additional 5,000,000 shares of Class A Common Stock issued and sold by the issuer to the underwriters pursuant to the underwriters’ overallotment option).

(4)

Based on the aggregate number of shares of Class B Common Stock beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. The percentage reported does not reflect the twenty for one voting power of the Class B Common Stock. The 22,523,136 shares of Class B Common Stock represents 4.55% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock, based on (i) 103,682,548 shares of Class A Common Stock and (ii) 489,565,703 shares of Class B Common Stock outstanding (as reported in the issuer’s prospectus filed pursuant to Rule 424(b)(4) with the SEC on December 11, 2020, which gives effect to the additional 5,000,000 shares of Class A Common Stock issued and sold by the issuer to the underwriters pursuant to the underwriters’ overallotment option).

SCHEDULE 13G

CUSIP No. 009066101	Page 6 of 15 Pages

(1)	Names of reporting persons Aneel Bhusri
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 22,523,136 (1)(2)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 22,523,136 (1)(2)

(9)	Aggregate amount beneficially owned by each reporting person 22,523,136 (1)(2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 17.85% (2)(3)(4)
(12)	Type of reporting person (see instructions) IN

(1)

Represents 20,662,872 shares of Class B Common Stock held directly by Greylock XIII Limited Partnership and 1,860,264 shares of Class B Common Stock held directly by Greylock XIII-A Limited Partnership. Greylock XIII GP LLC is the general partner of Greylock XIII Limited Partnership and Greylock XIII-A Limited Partnership, and may be deemed to beneficially own the shares of stock held directly by Greylock XIII Limited Partnership and Greylock XIII-A Limited Partnership. Mr. Bhusri, as a managing member of Greylock XIII GP LLC may be deemed to beneficially own the shares of stock held directly by Greylock XIII Limited Partnership and Greylock XIII-A Limited Partnership.

(2)

Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. In addition, each share of Class B common stock will convert automatically into Class A Common Stock on the same basis upon the earlier of: (i) any transfer, whether or not for value, except for certain transfers to “Permitted Transferees” as defined in the issuer’s amended and restated certificate of incorporation in effect as of the date hereof, (ii) the affirmative vote of the holders of Class B Common Stock representing at least 80% of the outstanding shares of Class B Common Stock, and (iii) December 14, 2040. Each share of Class B Common Stock is entitled to 20 votes per share, whereas each share of Class A Common Stock is entitled to one vote per share. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights.

(3)

The percent of class was calculated based on 103,682,548 shares of Class A Common Stock outstanding (as reported in the issuer’s prospectus filed pursuant to Rule 424(b)(4) with the SEC on December 11, 2020, which gives effect to the additional 5,000,000 shares of Class A Common Stock issued and sold by the issuer to the underwriters pursuant to the underwriters’ overallotment option).

(4)

Based on the aggregate number of shares of Class B Common Stock beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. The percentage reported does not reflect the twenty for one voting power of the Class B Common Stock. The 22,523,136 shares of Class B Common Stock represents 4.55% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock, based on (i) 103,682,548 shares of Class A Common Stock and (ii) 489,565,703 shares of Class B Common Stock outstanding (as reported in the issuer’s prospectus filed pursuant to Rule 424(b)(4) with the SEC on December 11, 2020, which gives effect to the additional 5,000,000 shares of Class A Common Stock issued and sold by the issuer to the underwriters pursuant to the underwriters’ overallotment option).

SCHEDULE 13G

CUSIP No. 009066101	Page 7 of 15 Pages

(1)	Names of reporting persons Donald A. Sullivan
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 22,523,136 (1)(2)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 22,523,136 (1)(2)

(9)	Aggregate amount beneficially owned by each reporting person 22,523,136 (1)(2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 17.85% (2)(3)(4)
(12)	Type of reporting person (see instructions) IN

(1)

Represents 20,662,872 shares of Class B Common Stock held directly by Greylock XIII Limited Partnership and 1,860,264 shares of Class B Common Stock held directly by Greylock XIII-A Limited Partnership. Greylock XIII GP LLC is the general partner of Greylock XIII Limited Partnership and Greylock XIII-A Limited Partnership, and may be deemed to beneficially own the shares of stock held directly by Greylock XIII Limited Partnership and Greylock XIII-A Limited Partnership. Mr. Sullivan, as a managing member of Greylock XIII GP LLC may be deemed to beneficially own the shares of stock held directly by Greylock XIII Limited Partnership and Greylock XIII-A Limited Partnership.

(2)

Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. In addition, each share of Class B common stock will convert automatically into Class A Common Stock on the same basis upon the earlier of: (i) any transfer, whether or not for value, except for certain transfers to “Permitted Transferees” as defined in the issuer’s amended and restated certificate of incorporation in effect as of the date hereof, (ii) the affirmative vote of the holders of Class B Common Stock representing at least 80% of the outstanding shares of Class B Common Stock, and (iii) December 14, 2040. Each share of Class B Common Stock is entitled to 20 votes per share, whereas each share of Class A Common Stock is entitled to one vote per share. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights.

(3)

The percent of class was calculated based on 103,682,548 shares of Class A Common Stock outstanding (as reported in the issuer’s prospectus filed pursuant to Rule 424(b)(4) with the SEC on December 11, 2020, which gives effect to the additional 5,000,000 shares of Class A Common Stock issued and sold by the issuer to the underwriters pursuant to the underwriters’ overallotment option).

(4)

Based on the aggregate number of shares of Class B Common Stock beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. The percentage reported does not reflect the twenty for one voting power of the Class B Common Stock. The 22,523,136 shares of Class B Common Stock represents 4.55% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock, based on (i) 103,682,548 shares of Class A Common Stock and (ii) 489,565,703 shares of Class B Common Stock outstanding (as reported in the issuer’s prospectus filed pursuant to Rule 424(b)(4) with the SEC on December 11, 2020, which gives effect to the additional 5,000,000 shares of Class A Common Stock issued and sold by the issuer to the underwriters pursuant to the underwriters’ overallotment option).

SCHEDULE 13G

CUSIP No. 009066101	Page 8 of 15 Pages

(1)	Names of reporting persons David Sze
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 22,523,136 (1)(2)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 22,523,136 (1)(2)

(9)	Aggregate amount beneficially owned by each reporting person 22,523,136 (1)(2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 17.85% (2)(3)(4)
(12)	Type of reporting person (see instructions) IN

(1)

Represents 20,662,872 shares of Class B Common Stock held directly by Greylock XIII Limited Partnership and 1,860,264 shares of Class B Common Stock held directly by Greylock XIII-A Limited Partnership. Greylock XIII GP LLC is the general partner of Greylock XIII Limited Partnership and Greylock XIII-A Limited Partnership, and may be deemed to beneficially own the shares of stock held directly by Greylock XIII Limited Partnership and Greylock XIII-A Limited Partnership. Mr. Sze, as a managing member of Greylock XIII GP LLC may be deemed to beneficially own the shares of stock held directly by Greylock XIII Limited Partnership and Greylock XIII-A Limited Partnership.

(2)

Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. In addition, each share of Class B common stock will convert automatically into Class A Common Stock on the same basis upon the earlier of: (i) any transfer, whether or not for value, except for certain transfers to “Permitted Transferees” as defined in the issuer’s amended and restated certificate of incorporation in effect as of the date hereof, (ii) the affirmative vote of the holders of Class B Common Stock representing at least 80% of the outstanding shares of Class B Common Stock, and (iii) December 14, 2040. Each share of Class B Common Stock is entitled to 20 votes per share, whereas each share of Class A Common Stock is entitled to one vote per share. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights.

(3)

The percent of class was calculated based on 103,682,548 shares of Class A Common Stock outstanding (as reported in the issuer’s prospectus filed pursuant to Rule 424(b)(4) with the SEC on December 11, 2020, which gives effect to the additional 5,000,000 shares of Class A Common Stock issued and sold by the issuer to the underwriters pursuant to the underwriters’ overallotment option).

(4)

Based on the aggregate number of shares of Class B Common Stock beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. The percentage reported does not reflect the twenty for one voting power of the Class B Common Stock. The 22,523,136 shares of Class B Common Stock represents 4.55% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock, based on (i) 103,682,548 shares of Class A Common Stock and (ii) 489,565,703 shares of Class B Common Stock outstanding (as reported in the issuer’s prospectus filed pursuant to Rule 424(b)(4) with the SEC on December 11, 2020, which gives effect to the additional 5,000,000 shares of Class A Common Stock issued and sold by the issuer to the underwriters pursuant to the underwriters’ overallotment option).

SCHEDULE 13G

CUSIP No. 009066101	Page 9 of 15 Pages

Item 1(a)	Name of Issuer:

Airbnb, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

888 Brannan Street

San Francisco, CA 94103

Item 2(a)	Name of Person Filing:

The reporting persons are:

(i) Greylock XIII Limited Partnership;

(ii) Greylock XIII-A Limited Partnership;

(iii) Greylock XIII GP LLC, the General Partner of Greylock XIII Limited Partnership and Greylock XIII-A Limited Partnership;

(iv) William W. Helman, a managing member of Greylock XIII GP LLC;

(v) Aneel Bhusri, a managing member of Greylock XIII GP LLC;

(vi) Donald A. Sullivan, a managing member of Greylock XIII GP LLC; and

(vii) David Sze, a managing member of Greylock XIII GP LLC.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The address of each of the reporting persons is:

2550 Sand Hill Road, Suite 200

Menlo Park, CA 94025

Item 2(c)	Citizenship:

(i) Greylock XIII Limited Partnership, a Delaware limited partnership;

(ii) Greylock XIII-A Limited Partnership, a Delaware limited partnership;

(iii) Greylock XIII GP LLC, a Delaware limited liability company;

(iv) William W. Helman, a U.S. citizen;

(v) Aneel Bhusri, a U.S. citizen;

(vi) Donald A. Sullivan, a U.S. citizen; and

(vii) David Sze, a U.S. citizen.

Item 2(d)	Title of Class of Securities:

This Schedule 13G report relates to the Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Airbnb, Inc.

Item 2(e)	CUSIP Number:

009066101

SCHEDULE 13G

CUSIP No. 009066101	Page 10 of 15 Pages

Item 3	Description of Person Filing:

Not applicable.

SCHEDULE 13G

CUSIP No. 009066101	Page 11 of 15 Pages

Item 4	Ownership:

(a) and (b) Amount Beneficially Owned:

(i)

Greylock XIII Limited Partnership directly owns 20,662,872 shares of Class B Common Stock, which, when such shares of Class B Common Stock are treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, represents approximately 16.62% of the outstanding shares of Class A Common Stock. The percentage reported does not reflect the twenty for one voting power of the Class B Common Stock. The 20,662,872 shares of Class B Common Stock held by Greylock XIII Limited Partnership represents 4.18% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

(ii)

Greylock XIII-A Limited Partnership directly owns 1,860,264 shares of Class B Common Stock which, when such shares of Class B Common Stock are treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, represents approximately 1.76% of the outstanding shares of Class A Common Stock. The percentage reported does not reflect the twenty for one voting power of the Class B Common Stock. The 1,860,264 shares of Class B Common Stock held by Greylock XIII-A Limited Partnership represents 0.38% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

(iii)

Greylock XIII GP LLC is the general partner of Greylock XIII Limited Partnership and Greylock XIII-A Limited Partnership, and may be deemed to beneficially own 20,662,872 shares of Class B Common Stock held directly by Greylock XIII Limited Partnership and 1,860,264 shares of Class B Common Stock held directly by Greylock XIII-A Limited Partnership which, when such shares of Class B Common Stock are treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, represents approximately 17.85% of the outstanding shares of Class A Common Stock. The percentage reported does not reflect the twenty for one voting power of the Class B Common Stock. The 20,662,872 shares of Class B Common Stock held directly by Greylock XIII Limited Partnership and 1,860,264 shares of Class B Common Stock held directly by Greylock XIII-A Limited Partnership represents 4.55% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

(iv)

Mr. Helman, as a managing member of Greylock XIII GP LLC may be deemed to beneficially own the 20,662,872 shares of Class B Common Stock held directly by Greylock XIII Limited Partnership and 1,860,264 shares of Class B Common Stock held directly by Greylock XIII-A Limited Partnership which, when such shares of Class B Common Stock are treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, represents approximately 17.85% of the outstanding shares of Class A Common Stock. The percentage reported does not reflect the twenty for one voting power of the Class B Common Stock. The 20,662,872 shares of Class A Common Stock and 1,860,264 shares of Class B Common Stock represents 4.55% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

SCHEDULE 13G

CUSIP No. 009066101	Page 12 of 15 Pages

(v)

Mr. Bhusri, as a managing member of Greylock XIII GP LLC may be deemed to beneficially own the 20,662,872 shares of Class B Common Stock held directly by Greylock XIII Limited Partnership and 1,860,264 shares of Class B Common Stock held directly by Greylock XIII-A Limited Partnership which, when such shares of Class B Common Stock are treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, represents approximately 17.85% of the outstanding shares of Class A Common Stock. The percentage reported does not reflect the twenty for one voting power of the Class B Common Stock. The 20,662,872 shares of Class A Common Stock and 1,860,264 shares of Class B Common Stock represents 4.55% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

(vi)

Mr. Sullivan, as a managing member of Greylock XIII GP LLC may be deemed to beneficially own the 20,662,872 shares of Class B Common Stock held directly by Greylock XIII Limited Partnership and 1,860,264 shares of Class B Common Stock held directly by Greylock XIII-A Limited Partnership which, when such shares of Class B Common Stock are treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, represents approximately 17.85% of the outstanding shares of Class A Common Stock. The percentage reported does not reflect the twenty for one voting power of the Class B Common Stock. The 20,662,872 shares of Class A Common Stock and 1,860,264 shares of Class B Common Stock represents 4.55% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

(vii)

Mr. Sze, as a managing member of Greylock XIII GP LLC may be deemed to beneficially own the 20,662,872 shares of Class B Common Stock held directly by Greylock XIII Limited Partnership and 1,860,264 shares of Class B Common Stock held directly by Greylock XIII-A Limited Partnership which, when such shares of Class B Common Stock are treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, represents approximately 17.85% of the outstanding shares of Class A Common Stock. The percentage reported does not reflect the twenty for one voting power of the Class B Common Stock. The 20,662,872 shares of Class A Common Stock and 1,860,264 shares of Class B Common Stock represents 4.55% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

(c) Number of Shares as to which the Person has:

	NUMBER OF SHARES OF CLASS B COMMON STOCK
Reporting Person	(i)	(ii)	(iii)	(iv)
Greylock XIII Limited Partnership	0	20,662,872	0	20,662,872
Greylock XIII-A Limited Partnership	0	1,860,264	0	1,860,264
Greylock XIII GP LLC	0	22,523,136	0	22,523,136

	NUMBER OF SHARES OF CLASS A COMMON STOCK
Reporting Person	(i)	(ii)	(iii)	(iv)
William W. Helman	0	22,523,136	0	22,523,136
Aneel Bhusri	0	22,523,136	0	22,523,136
Donald A. Sullivan	0	22,523,136	0	22,523,136
David Sze	0	22,523,136	0	22,523,136

(i)	Sole power to vote or direct the vote
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of

Percentages calculated based on (i) 103,682,548 shares of Class A Common Stock outstanding and (ii) 489,565,703 shares of Class B Common Stock outstanding (as reported in the issuer’s prospectus filed pursuant to Rule 424(b)(4) with the SEC on December 11, 2020, which gives effect to the additional 5,000,000 shares of Class A Common Stock issued and sold by the issuer to the underwriters pursuant to the underwriters’ overallotment option).

SCHEDULE 13G

CUSIP No. 009066101	Page 13 of 15 Pages

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Each of the reporting persons expressly disclaims membership in a “Group” as defined in Rule 13d-1(b)(ii)(J).

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

SCHEDULE 13G

CUSIP No. 009066101	Page 14 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DATED: February 12, 2021.

GREYLOCK XIII GP LLC

By:	/s/ Aneel Bhusri
Aneel Bhusri, Managing Member

By:	/s/ William W. Helman
William W. Helman, Managing Member

By:	/s/ Donald A. Sullivan
Donald A. Sullivan, Managing Member

By:	/s/ David Sze
David Sze, Managing Member

GREYLOCK XIII LIMITED PARTNERSHIP

By:	Greylock XIII GP LLC
General Partner

	By:	/s/ Aneel Bhusri
Aneel Bhusri, Managing Member

	By:	/s/ William W. Helman
William W. Helman, Managing Member

	By:	/s/ Donald A. Sullivan
Donald A. Sullivan, Managing Member

	By:	/s/ David Sze
David Sze, Managing Member

SCHEDULE 13G

CUSIP No. 009066101	Page 15 of 15 Pages

GREYLOCK XIII-A LIMITED PARTNERSHIP

By:	Greylock XIII GP LLC
General Partner

	By:	/s/ Aneel Bhusri
Aneel Bhusri, Managing Member

	By:	/s/ William W. Helman
William W. Helman, Managing Member

	By:	/s/ Donald A. Sullivan
Donald A. Sullivan, Managing Member

	By:	/s/ David Sze
David Sze, Managing Member

/s/ William W. Helman
William W. Helman

/s/ Aneel Bhusri
Aneel Bhusri

/s/ Donald A. Sullivan
Donald A. Sullivan

/s/ David Sze
David Sze